NEWS RELEASE

BROOKFIELD CANADA OFFICE PROPERTIES REPORTS

FOURTH QUARTER AND FULL-YEAR 2012 RESULTS

---

All dollar references are in Canadian dollars unless noted otherwise.

TORONTO, January 28, 2013 – Brookfield Canada Office Properties (TSX: BOX.UN, NYSE: BOXC), a Canadian REIT (Real Estate Investment Trust), today announced that net income for the year ended December 31, 2012 was $527.5 million or $5.66 per unit, compared to $355.4 million or $3.81 per unit in 2011. Net income for the three months ended December 31, 2012 was $165.6 million or $1.78 per unit, compared to $216.9 million or $2.33 per unit during the same period in 2011. Included in net income for the year ended December 31, 2012 was a fair value gain of $388.5 million, compared to $229.3 million in 2011. IFRS value increased to $32.57 per unit at the end of 2012 from $28.01 per unit at the end of 2011.

Funds from operations (“FFO”) for the year ended December 31, 2012, was $139.0 million or $1.49 per unit, compared with $127.0 million or $1.36 per unit in 2011. FFO for the three months ended December 31, 2012, was $35.9 million or $0.39 per unit, compared with $33.1 million or $0.36 per unit during the same period in 2011. Adjusted funds from operations (“AFFO”) was $107.4 million or $1.15 per unit for the year ended December 31, 2012, compared to $95.4 million or $1.02 per unit in 2011. AFFO was $28.0 million or $0.30 per unit for the three months ended December 31, 2012, compared to $25.5 million or $0.27 per unit during the same period in 2011.

Commercial property net operating income for the year ended December 31, 2012 was $269.2 million, compared with $234.6 million in 2011. Commercial property net operating income for the three months ended December 31, 2012 was $68.5 million, compared with $62.3 million during the same period in 2011. The Trust achieved same-store net operating income of $240.8 million in 2012, an increase of $11.0 million over 2011. Same-store net operating income was $61.4 million for the three months ended December 31, 2012, an increase of $2.9 million over the same period in 2011.

HIGHLIGHTS OF THE FOURTH QUARTER

Continuing its pro-active leasing strategy, Brookfield Canada Office Properties leased 331,000 square feet of space during the fourth quarter of 2012. The significant leasing efforts during the quarter brought the Trust’s full-year leasing total to 1.34 million square feet.

The Trust’s occupancy rate finished the year at 96.9%, down 20 basis points from the prior quarter, but up 70 basis points from year-end 2011. This rate compares favourably with the Canadian national average of 92.8%.

Leasing highlights include:

Toronto – 158,000 square feet

•	A 10-year, 27,000-square-foot renewal with Information and Privacy Commission at Hudson’s Bay Centre
•	A five-year, 18,000-square-foot renewal with Toronto Convention & Visitors at Queen’s Quay Terminal

Calgary – 157,000 square feet

•	A six-year, 95,000-square-foot renewal with PwC Management Services at Suncor Energy Centre. The lease was extended for another four years subsequent to year-end.
•	A 14-year, 43,000-square-foot new lease with Deloitte Management at Bankers Court
•	A five-year, 12,000-square-foot new lease with Phillips 66 Canada LLC at Bankers Hall

Other – 17,000 square feet

Refinanced debt at HSBC Building, Toronto for $45 million. After repayment of the previous mortgage, the Trust generated net proceeds of $24 million. The new financing has a ten-year term with a fixed interest rate of 4.056% per annum.

Early refinanced debt on Bay Wellington Tower, Toronto for $525 million, subsequent to year-end. After repayment of the previous mortgage, the Trust generated net proceeds of $213 million of which a portion of the proceeds was used to fully repay the Trust’s corporate revolver. The new financing has a seven-year term with a fixed interest rate of 3.244% per annum.

Celebrated the completion of the three-year rejuvenation program at First Canadian Place, Toronto, Canada’s tallest building. Property improvements include the total recladding of the iconic 72-storey tower’s exterior façade, a refurbished main entrance, retail concourse, office lobbies, and common areas. Sustainability and environmental upgrades in association with the rejuvenation effort led to the building being awarded LEED (Leadership in Energy & Environmental Design) – Gold certification for Existing Buildings from the Canadian Green Building Council.

Achieved LEED Gold certification at Suncor Energy Centre and Bankers Hall in Calgary. These sustainability accomplishments reaffirm the Trust’s commitment to owning environmentally conscious real estate and lowering the portfolio’s carbon footprint as 72% of our portfolio is LEED Gold-certified.

OUTLOOK

“Brookfield Canada Office Properties made great strides over the course of 2012, increasing our portfolio-wide occupancy, refinancing debt at low interest rates, integrating our newly acquired properties in Toronto and Ottawa, and increasing our annual distribution to unitholders by 8 percent,” said Jan Sucharda, president and chief executive officer. “Our operating markets remain strong and we will continue to look for opportunities to grow our business and add value for our unitholders in 2013.”

* * *

Net Operating Income, FFO and AFFO

This press release and accompanying financial information make reference to net operating income, funds from operations (“FFO”) and adjusted funds from operations (“AFFO”) on a total and per unit basis. Net operating income is defined by the Trust as income from commercial property operations after direct property operating expenses, including property administration costs have been deducted, but prior to deducting interest expense, general and administrative expenses and fair value gains (losses). FFO is defined by the Trust as net income prior to one-time transaction costs, fair value gains (losses), and certain other non-cash items if any. AFFO is defined by the Trust as FFO net of normalized second-generation leasing commissions and tenant improvements, normalized sustaining capital expenditures and straight-line rental income. The Trust uses net operating income, FFO and AFFO to assess its operating results. Net operating income is important in assessing operating performance and FFO is a widely used measure to analyze real estate. AFFO is typically a measure used to asses an entity’s ability to pay distributions. The components of net operating income, FFO and AFFO are outlined in the financial information accompanying this press release. Net operating income, FFO and AFFO do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

Monthly Distribution Declaration

The Board of Trustees of Brookfield Canada Office Properties announced a distribution of $0.0975 per Trust unit payable on March 15, 2013 to holders of Trust Units of record at the close of business on February 28, 2013. Unitholders resident in Canada will receive payment in Canadian dollars and unitholders resident in the United States will receive their distributions in U.S. dollars at the exchange rate on the record date, unless they elect otherwise.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Trust and its subsidiaries, as well as the outlook for the Canadian economy for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although the Trust believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Trust, which may cause the actual results, performance or achievements of the Trust to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions, the ability to enter into new leases or renew leases on favorable terms, dependence on tenants’ financial condition, uncertainties of real estate development, acquisition and disposition activity; the impact or unanticipated impact of general economic, political and market factors in Canada; the behavior of financial markets, including fluctuations in interest rates; equity and capital markets and the availability of equity and debt financing and refinancing within these markets; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the effect of applying future accounting changes; business competition; operational and reputational risks; changes in government regulation and legislation; changes in tax laws, catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

Caution should be taken that the foregoing list of important factors that may affect future results is not exhaustive. When relying on the Trust’s forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Trust undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Supplemental Information

Investors, analysts and other interested parties can access the Trust’s Supplemental Information Package at www.brookfieldcanadareit.com under the Investor Relations/Financial Reports section. This additional financial information should be read in conjunction with this press release.

About Brookfield Canada Office Properties

Brookfield Canada Office Properties is Canada’s preeminent Real Estate Investment Trust (REIT). Its portfolio is comprised of interests in 28 premier office properties totaling 20.7 million square feet in the downtown cores of Toronto, Calgary, Ottawa and Vancouver. Landmark assets include Brookfield Place and First Canadian Place in Toronto and Bankers Hall in Calgary. For more information, visit www.brookfieldcanadareit.com.

Contact: Matthew Cherry, Director, Investor Relations and Communications

Tel: 416.359.8593; Email: matthew.cherry@brookfield.com

CONSOLIDATED BALANCE SHEETS

(Cdn Millions)	December 31, 2012	December 31, 2011

Assets
Investment properties	$5,090.2	$4,637.9
Tenant and other receivables	25.4	17.5
Other assets	7.0	7.2
Cash and cash equivalents	41.0	35.5
	$5,163.6	$4,698.1

Liabilities
Commercial property and corporate debt	$2,013.0	$1,980.3
Accounts payable and other liabilities	115.0	106.9

Equity
Unitholders’ equity	838.1	718.8
Non-controlling interest(1)	2,197.5	1,892.1
	$5,163.6	$4,698.1

(1)Non-controlling interest represents Class B LP units that are economically equivalent to Trust units and are required to be presented separately under IFRS.

CONSOLIDATED STATEMENTS OF INCOME

(Cdn Millions, except per unit amounts)	Three months ended			Year ended
	12/31/12	12/31/11	12/31/12	12/31/11
Commercial property revenue	$137.8	$119.4	$515.1	$445.4
Direct commercial property expense	69.3	57.1	245.9	210.8
Investment and other income	—	0.7	—	1.3
Interest expense	27.2	24.7	109.3	91.9
General and administrative expense	5.4	5.2	20.9	17.0
Transaction costs	—	0.9	—	0.9
Income before fair value gains	35.9	32.2	139.0	126.1
Fair value gains	129.7	184.7	388.5	229.3
Net income and comprehensive income	$165.6	$216.9	$527.5	$355.4

Net income and comprehensive income attributable to:
Unitholders	$46.4	$60.7	$147.7	$99.5
Non-controlling interest	119.2	156.2	379.8	255.9
	$165.6	$216.9	$527.5	$355.4
Weighted average Trust units outstanding	26.1	26.1	26.1	26.1
Net income per Trust unit	$1.78	$2.33	$5.66	$3.81

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

(Cdn Millions, except per Unit amounts)	Three months ended			Year ended
	12/31/12	12/31/11	12/31/12	12/31/11
Net income	$165.6	$216.9	$527.5	$355.4
Add (deduct):
Fair value gains	(129.7)	(184.7)	(388.5)	(229.3)
Transaction costs	—	0.9	—	0.9
Funds from operations	$35.9	$33.1	$139.0	$127.0
Funds from operations – unitholders	10.1	9.3	38.9	35.6
Funds from operations – non-controlling interest	25.8	23.8	100.1	91.4
	$35.9	$33.1	$139.0	$127.0
Weighted average Trust units outstanding	26.1	26.1	26.1	26.1
Funds from operations per Trust unit	$0.39	$0.36	$1.49	$1.36

RECONCILIATION OF Funds from Operations TO ADJUSTED FUNDS FROM OPERATIONS

(Cdn Millions, except per unit amounts)	Three months ended			Year ended
	12/31/12	12/31/11	12/31/12	12/31/11
Funds from operations	$35.9	$33.1	$139.0	$127.0
Add (deduct):
Straight-line rental income	(2.0)	(2.9)	(8.0)	(12.8)
Normalized 2nd generation leasing commissions and tenant improvements(1)	(4.5)	(3.8)	(18.0)	(15.2)
Normalized sustaining capital expenditures(1)	(1.4)	(0.9)	(5.6)	(3.6)
Adjusted funds from operations	$28.0	$25.5	$107.4	$95.4
Adjusted funds from operations – unitholders	7.8	7.1	30.1	26.7
Adjusted funds from operations – non-controlling interest	20.2	18.4	77.3	68.7
	$28.0	$25.5	$107.4	$95.4
Weighted average Trust units outstanding	26.1	26.1	26.1	26.1
Adjusted funds from operations per Trust unit	$0.30	$0.27	$1.15	$1.02

(1) As the components used in calculating AFFO vary quarter over quarter, a normalized level of activity is estimated based on historical spend levels as well as anticipated spend levels over the next few years. Sustaining capital expenditures relate to capital items that are required to maintain the properties in their current operating state and exclude projects that are considered to add productive capacity.